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                                                                                                Exhibit 99(c)

                                                Louisiana Power and Light Company
                                      Computation of Ratios of Earnings to Fixed Charges and
                                    Ratios of Earnings to Fixed Charges and Preferred Dividends


                                                                         Twelve Months Ended
                                                              -------------------------------------------
                                                                             December 31,                  March 31,
                                                                1989     1990     1991    1992     1993     1994
                                                              ------------------------------------------------------
                                                                       (In Thousands, Except for Ratios)
Fixed charges, as defined:
  Interest on mortgage bonds                                  $155,640 $101,996  $97,324  $68,247  $60,939  $60,130
  Interest on long-term debt - other                            25,400   52,361   61,492   60,425   63,694   64,587
  Interest on notes payable                                         --       87       --      150      898      984
  Interest on lease (nuclear)                                    9,475    8,756    7,086    5,092    4,574    4,588
  Other interest charges                                        11,300    6,378    5,924    5,591    5,706    4,345
  Amortization of expense and premium on debt - net(cr)          2,260    3,397    3,282    7,100    5,720    5,069
  Interest applicable to rentals                                 4,415    4,150    4,295    4,271    3,945    4,410

Total fixed charges, as defined                                208,490  177,125  179,403  150,876  145,476  144,113

Preferred dividends, as defined (a)                             59,009   42,365   41,212   42,026   40,779   37,508

Fixed charges and preferred dividends, as defined             $267,499 $219,490 $220,615 $192,902 $186,255 $181,621

Earnings as defined:

  Net Income                                                  $106,613 $155,049 $166,572 $182,989 $188,808 $200,171
  Add:
    Provision for income taxes:
      Federal and State                                         29,069   62,236    8,684   36,465   70,552   69,001
    Deferred Federal and State - net                             7,840  (9,655)   67,792   51,889   43,017   44,615
    Investment tax credit adjustment - net                      20,822   26,646    8,244   (1,317)  (2,756)  (2,740)
    Fixed charges as above                                     208,490  177,125  179,403  150,876  145,476  144,113

Total earnings, as defined                                    $372,834 $411,401 $430,695 $420,902 $445,097 $455,160

Ratio of earnings to fixed charges, as defined                    1.79     2.32     2.40     2.79     3.06     3.16

Ratio of earnings to fixed charges and
 preferred dividends, as defined                                  1.39     1.87     1.95     2.18     2.39     2.51


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(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.

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